RECEIVED

2008 OCT -9 P 2:01

OFFICE OF INTER... CORPORATE FI...

October 6, 2008

08005304

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at September 30, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
OCT 15 2008
THOMSON REUTERS

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 120 482 562 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at September 30, 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	602,412,810
Number of real voting rights (without own shares)	584,196,423
Theoretical number of voting rights (including own shares)	602,412,810

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 26 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken, Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen-Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals and Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Ralph Lauren, Diesel, Yves Saint Laurent Beauté and Viktor & Rolf in perfumeries and department stores.. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with theAutorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materiallyf rom those indicated or projected in these statements."

October 6, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from August 29, 2008 to September 26, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller – 41, rue Martre – 92117 Clichy Cedex – Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 120 482 562 Euros - 632 012 100 R.C.S. Paris - NAF 2042 Z - FR 10 632 012 100

Disclosure of trading in own shares carried out on September 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 29/08/2008 to the 05/09/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
29/08/2008	200,000	67.61	13,521,600.00
01/09/2008	200,000	68.76	13,751,760.00
02/09/2008	200,000	70.06	14,012,640.00
03/09/2008	200,000	69.20	13,840,380.00
04/09/2008	200,000	69.75	13,950,400.00
05/09/2008	200,000	69.41	13,881,000.00
TOTAL	**1,200,000**		**82,957,780.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 08/09/2008 to the 12/09/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
09/09/2008	150,000	71.36	10,704,660.00
10/09/2008	30,000	72.09	2,162,766.00
11/09/2008	90,000	71.60	6,443,946.00
12/09/2008	30,000	73.37	2,201,022.00
TOTAL	**300,000**		**21,512,394.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 15/09/2008 to the 19/09/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
15/09/2008	150,000	72.55	10,882,455.00
16/09/2008	40,000	73.77	2,950,640.00
17/09/2008	100,000	73.90	7,389,500.00
18/09/2008	80,000	74.30	5,943,920.00
TOTAL	**370,000**		**27,166,515.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 22/09/2008 to the 26/09/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
22/09/2008	150,000	73.37	11,005,800.00
23/09/2008	150,000	70.65	10,597,950.00
24/09/2008	118,000	70.30	8,295,199.40
25/09/2008	30,000	71,99	2,159,790.00
26/09/2008	70,000	71.80	5,025,846.00
TOTAL	**518,000**		**37,084,585.40**

TOTAL	Number of shares	Amount in €
SEPTEMBER 2008	2,388,000	168,721,274.40

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 26 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Viktor & Rolf, Diesel, Yves Saint Laurent Beauté and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com
Financial analysts and institutional investors
Mme Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

END